[ON CHAPMAN AND CUTLER LLP LETTERHEAD]

April 1, 2014

VIA EDGAR CORRESPONDENCE

James O’Connor

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Nuveen Investment Trust
File Nos. 811-07619 and 333-03715

Dear Mr. O’Connor:

This letter responds to your comments regarding the registration statement filed on Form N-1A for Nuveen Investment Trust (the “Trust”) with the Securities and Exchange Commission (the “Commission”) on January 16, 2014, which relates to Nuveen NWQ Global Equity Fund (the “Fund”), a series of the Trust. The prospectus and statement of additional information for the Fund have been revised in response to your comments.

PROSPECTUS

COMMENT 1 — FUND SUMMARY — EXAMPLE

Please confirm that the breakpoint used in the example is calculated as required by Instruction 4(b) to Item 3 of Form N-1A.

RESPONSE TO COMMENT 1

Management confirms that the example is calculated as required by Form N-1A.

COMMENT 2 — FUND SUMMARY — PRINCIPAL INVESTMENT STRATEGIES

The first sentence of the first paragraph under this section states that “[u]nder normal market conditions, the Fund invests at least 80% of the sum of its net assets and the amount of any borrowings for investment purposes in equity securities.” Please identify specifically the types of “securities.” See Item 4(a) of Form N-1A.

RESPONSE TO COMMENT 2

The types of securities that qualify as equity securities are specified on page 7 under the “How We Manage Your Money – More About Our Investment Strategies – Equity Securities” section.

COMMENT 3 — FUND SUMMARY — PRINCIPAL INVESTMENT STRATEGIES

The third sentence of the first paragraph under this section states that “[u]nder normal market conditions, the Fund invests at least 40% of its net assets in non-U.S. securities and invests in securities of at least three different countries (one of which may be the United States).” Please clarify the meaning of the phrase “securities of at least three different countries.” This could be interpreted to mean government securities, for example. Given that the term “global” is in the Fund’s name, please expressly describe how the Fund will “invest [its] assets in investments that are tied economically to a number of countries throughout the world.” See Investment Company Names, Investment Company Act Release No. 24828, n.42 (Jan. 17, 2001).

RESPONSE TO COMMENT 3

The sentence has been revised to state: “Under normal market conditions, the Fund invests at least 40% of its net assets in non-U.S. securities and invests in securities of companies representing at least three different countries (one of which may be the United States).”

COMMENT 4 — FUND SUMMARY — PRINCIPAL INVESTMENT STRATEGIES

The last sentence of the first paragraph under this section states that the Fund will invest in the securities of companies located in emerging markets. Please clarify whether the Fund will invest in companies of any size.

RESPONSE TO COMMENT 4

The following sentence has been added to the “Principal Investment Strategies” section: “The Fund may invest in equity securities issued by companies of any market capitalization, including small- and mid-capitalization companies.” In addition, appropriate risk disclosure concerning smaller capitalization companies has been added to the “Principal Risks” section of the Prospectus.

COMMENT 5 — FUND SUMMARY — PRINCIPAL RISKS

Please confirm that, as indicated in the “Principal Investment Strategies” section, the Fund will only use derivatives for currency hedging.

RESPONSE TO COMMENT 5

The Fund may invest in derivatives for several reasons, including currency hedging. The referenced language in the “Principal Investment Strategies” section has been revised to read as follows: “The Fund may utilize derivatives, including currency options, currency futures and options on such futures, and currency forwards. The Fund may use these derivatives to manage market or business risk, enhance the Fund’s return, or hedge against adverse movements in currency exchange rates.”

COMMENT 6 — FUND SUMMARY — FUND PERFORMANCE

If applicable, please include a statement explaining that updated performance information is available and provide a web site address and/or toll-free (or collect) telephone number where the updated information may be obtained. See Item 4(b)(2)(i) of Form N-1A.

RESPONSE TO COMMENT 6

Because the Fund has not operated for a full calendar year, performance information has not been provided. When performance information is included in the prospectus, the appropriate disclosures will also be included.

COMMENT 7 — HOW WE MANAGE YOUR MONEY — WHO MANAGES THE FUND — MANAGEMENT FEES

The fourth paragraph under this section states that Nuveen Fund Advisors has agreed to waive fees and/or reimburse expenses. Please explain why the Fund did not mention this waiver under the “Fees and Expenses of the Fund” section.

RESPONSE TO COMMENT 7

The “Annual Fund Operating Expenses” table has been revised to include the fee waiver and expense reimbursement.

COMMENT 8 — HOW WE MANAGE YOUR MONEY — MORE ABOUT OUR INVESTMENT STRATEGIES — INVESTMENT COMPANIES

Please explain why there is no “Acquired Fund Fees and Expenses” entry in the “Annual Fund Operating Expenses” table under the “Fees and Expenses of the Fund” section. Will the Fund’s investment in other funds be de minimis and included in “other expenses,” as permitted by Item 3, Instruction 3(f)(i) of Form N-1A?

RESPONSE TO COMMENT 8

It is anticipated that the fees and expenses incurred indirectly by the Fund as a result of the investment in shares of other funds will not exceed 0.01% of average net assets of the Fund, therefore, the Fund will include these fees and expenses, if any, under the subcaption “Other Expenses.” If the fees and expenses exceed 0.01%, the applicable subcaption will be included.

COMMENT 9 — HOW WE MANAGE YOUR MONEY — WHAT THE RISKS ARE — PRINCIPAL RISKS — DERIVATIVES RISK

The third sentence of the second paragraph and the first sentence of the third paragraph indicate that the Fund will use derivatives in an effort to enhance returns, as a substitute for a position or security or to leverage its investments. However, the summary section only indicated that the Fund would use derivatives for hedging purposes. Please explain this inconsistency. If the Fund will use derivatives for speculating and leveraging, disclose and explain this in the summary section. In addition, the Division of Investment Management has provided guidance about derivative-related disclosure by investment companies in a letter from Barry D. Miller, Associate Director, Office of Legal and Disclosure, to Karrie McMillan, General Counsel, Investment Company Institute, dated July 30, 2010. As indicated in the guidance, please identify specifically all of the derivatives in which the Fund intends to invest and revise the risk disclosures to be tailored to the types of derivatives used by the Fund, the extent of their use, and the purpose for using derivative transactions.

RESPONSE TO COMMENT 9

As noted above under the Response to Comment 5, the summary section has been revised to describe the additional reasons the Fund may use derivatives. These changes eliminate the referenced inconsistency with the derivatives risk disclosure. Management believes that the disclosure adequately addresses the issues noted in the guidance related to derivatives-related disclosure.

COMMENT 10 — HOW YOU CAN BUY AND SELL SHARES — WHAT SHARE CLASSES WE OFFER — CLASS C SHARES

With regard to the fees paid pursuant to a distribution and service plan, please add disclosure stating that “because these fees are paid out of the Fund’s assets on an on-going basis, over time these fees will increase the cost of your investment and may cost you more than paying other types of sales charges.” See Item 12(b)(2) of Form N-1A.

RESPONSE TO COMMENT 10

The requested disclosure is provided on page 22 in the fifth sentence of the second paragraph under the “General Information – Distribution and Service Plan” section.

COMMENT 11 — HOW YOU CAN BUY AND SELL SHARES — HOW TO BUY SHARES — THROUGH A FINANCIAL ADVISOR

Please make it clear that a person who is designated in the prospectus as authorized to consummate transactions is required to do so at a price based on net asset value next computed after receipt of the order. See Rule 22c-1 under the Investment Company Act of 1940, as amended (the “1940 Act”).

RESPONSE TO COMMENT 11

The requested disclosure is provided on page 14 in the third sentence under the “How You Can Buy and Sell Shares – How to Buy Shares” section, which states: “Orders received before the close of trading on a business day (normally, 4:00 p.m. New York time) will receive that day’s closing share price; otherwise, you will receive the next business day’s price.”

COMMENT 12 — GENERAL INFORMATION — FREQUENT TRADING

Please mention the requirements of Rule 22c-2(a)(2) regarding “shareholder information agreements.” Investors should be informed that their taxpayer identification number and a record of their transactions may turned over to the Fund by their broker upon a request from the Fund.

RESPONSE TO COMMENT 12

The following disclosure has been added as the seventh sentence in the fourth paragraph under the “General Information – Frequent Trading” section: “Pursuant to these agreements, financial intermediaries may disclose to the Fund an investor’s taxpayer identification number and a record of the investor’s transactions at the request of the Fund.”

COMMENT 13 — GLOSSARY OF INVESTMENT TERMS

The glossary includes definitions for options and futures, however, these have not been mentioned in the prospectus. Please explain how the Fund will use them.

RESPONSE TO COMMENT 13

Options and futures, along with a description of how the Fund intends to use them, are referenced on page 3 in the second paragraph under the “Fund Summary – Principal Investment Strategies” section.

STATEMENT OF ADDITIONAL INFORMATION

COMMENT 14 — INVESTMENT RESTRICTIONS

Please clarify the first investment restriction and state whether the Fund will concentrate its investments in terms of the definition of concentration applicable to open-end funds from Instruction 4 to Item 9(b)(1) of Form N-1A. Similarly, the second sentence of the second paragraph of this section states that “[t]he Securities and Exchange Commission staff has taken the position that investment of 25% or more of a fund’s total assets in one or more issuers conducting their principal activities in the same industry or group of industries constitutes concentration.” Please revise this sentence to conform with the definition of concentration in Instruction 4 to Item 9(b)(1) of Form N-1A, i.e., invest more than 25% of the value of its net assets.

RESPONSE TO COMMENT 14

Items 4(a) and 9(b) of Form N-1A require the Fund to disclose in its prospectus any policy to concentrate in the securities of issuers in a particular industry or group of industries. Because the Fund does not have such a policy, it was not disclosed in the prospectus. If the Fund decides to concentrate its investments in the securities of issuers in a particular industry or group of industries, it must obtain the approval of the holders of a majority of the Fund’s outstanding voting shares, as stated in the statement of additional information under the first restriction under the “Investment Restrictions” section. We believe that these disclosures, taken together, clearly state whether the Fund will concentrate its investments. With regard to the second sentence of the second paragraph of this section, the disclosure has been revised to state that “[t]he Securities and Exchange Commission staff has taken the position that investment of 25% or more of a fund’s net assets in one or more issuers conducting their principal activities in the same industry or group of industries constitutes concentration.”

COMMENT 15 — INVESTMENT RESTRICTIONS

The first paragraph on page S-5 states that “[f]or purposes of number (1) above, “illiquid securities” will have the same meaning as it does under the 1940 Act.” However, the 1940 Act does not define illiquid securities. Please revise this statement.

RESPONSE TO COMMENT 15

The disclosure has been revised to state: “For purposes of number (1) above, “illiquid securities” will have the same meaning as given in guidance provided by the staff of the Securities and Exchange Commission (“SEC”).”

TANDY ACKNOWLEDGMENT

In connection with the Trust’s registration statement, the Trust acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority in declaring the filing effective, does not relieve the Trust from its full responsibility for the adequacy and accuracy for the disclosure in the filing; and

•	the Trust may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call me at (312) 845-3484 if you have any questions or issues you would like to discuss regarding these matters.

Sincerely yours,

CHAPMAN AND CUTLER LLP

By:	/s/ Morrison C. Warren
Morrison C. Warren